UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

    DAILY JOURNAL CORPORATION

(Name of Issuer)

    Common Stock, par value $0.01 per share

(Title of Class of Securities)

    233912104

(CUSIP Number)

    Munger, Tolles & Olson LLP

Attention: Brett J. Rodda

355 South Grand Avenue, 35th Floor

Los Angeles, California 90071

Telephone: (213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    July 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John P. Guerin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 215,744 shares (See Item 5)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER None (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 215,744 shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,744 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

EXPLANATORY NOTE.

This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2013 and amended by Amendment No. 1 thereto filed with the SEC on May 16, 2013 (as further amended by this Amendment No. 2, this “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Daily Journal Corporation, a South Carolina corporation (“Daily Journal”). Mr. Guerin may be deemed to beneficially own, in the aggregate, 215,744 shares of Common Stock, representing approximately 15.6% of the outstanding Common Stock. (1) Mr. Guerin exercises sole voting and investment power over these shares of Common Stock, which are held in two trusts for which Mr. Guerin is a trustee and a beneficiary. Mr. Guerin also exercised sole voting and investment power over 13,866 shares of Common Stock previously held by the Guerin Foundation. Between the filing of Amendment No. 1 to this Schedule 13D on May 16, 2013 and the filing of this Amendment No. 2, these 13,866 shares were sold by the Guerin Foundation through a series of open market transactions (the “Amendment 2 Transactions”) for the purpose of obtaining cash for use in its charitable activities, and the Guerin Foundation no longer holds any shares of Common Stock. The following Amendment 2 Transactions were conducted since May 13, 2013:

On May 20, 2013 the Guerin Foundation sold 1500 shares of Common Stock at the price of $107.75 per share.

On May 22, 2013 the Guerin Foundation sold 800 shares of Common Stock at the price of $108.00 per share.

On May 28, 2013 the Guerin Foundation sold 550 shares of Common Stock at the price of $110.00 per share.

On June 5, 2013 the Guerin Foundation sold 14 shares of Common Stock at the price of $113.50 per share.

On June 6, 2013 the Guerin Foundation sold 1186 shares of Common Stock at the price of $113.50 per share.

On June 7, 2013 the Guerin Foundation sold 1000 shares of Common Stock at the price of $114.02 per share.

On June 14, 2013 the Guerin Foundation sold 96 shares of Common Stock at the price of $113.98 per share.

On June 21, 2013 the Guerin Foundation sold 97 shares of Common Stock at the price of $109.65 per share.

On June 21, 2013 the Guerin Foundation sold 32 shares of Common Stock at the price of $109.01 per share.

On June 21, 2013 the Guerin Foundation sold 72 shares of Common Stock at the price of $109.00 per share.

On June 25, 2013 the Guerin Foundation sold 600 shares of Common Stock at the price of $106.00 per share.

On June 27, 2013 the Guerin Foundation sold 399 shares of Common Stock at the price of $109.00 per share.

On June 28, 2013 the Guerin Foundation sold 900 share of Common Stock at the price of $111.00 per share.

On July 2, 2013 the Guerin Foundation sold 17 shares of Common Stock at the price of $112.50 per share.

On July 3, 2013 the Guerin Foundation sold 344 shares of Common Stock at the price of $112.50 per share.

On July 5, 2013 the Guerin Foundation sold 15 shares of Common Stock at the price of $113.98 per share.

On July 5, 2013 the Guerin Foundation sold 39 shares of Common Stock at the price of $112.95 per share.

On July 8, 2013 the Guerin Foundation sold 816 shares of Common Stock at the price of $114.00 per share.

On July 8, 2013 the Guerin Foundation sold 889 shares of Common Stock at the price of $113.98 per share.

On July 9, 2013 the Guerin Foundation sold 1190 shares of Common Stock at the price of $115.00 per share.

On July 9, 2013 the Guerin Foundation sold 10 shares of Common Stock at the price of $115.10 per share.

On July 11, 2013 the Guerin Foundation sold 217 shares of Common Stock at the price of $121.00 per share.

On July 15, 2013 the Guerin Foundation sold 318 shares of Common Stock at the price of $121.00 per share.

On July 16, 2013 the Guerin Foundation sold 13 shares of Common Stock at the price of $121.00 per share.

On July 17, 2013 the Guerin Foundation sold 852 shares of Common Stock at the price of $121.00 per share.

On July 18, 2013 the Guerin Foundation sold 1200 shares of Common Stock at the price of $121.50 per share.

On July 19, 2013 the Guerin Foundation sold 700 shares of Common Stock at the price of $124.00 per share.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to add the following information:

None of the Amendment 2 Transactions required any funds from Mr. Guerin, the Guerin Foundation or the trusts for which Mr. Guerin serves as the trustee. As previously disclosed on this Schedule 13D, the shares of Common Stock were originally acquired by Mr. Guerin pursuant to a liquidating distribution of New America Fund, Inc. in 1986.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of this Schedule 13D is hereby amended to add the following information:

(a)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(a).

(b)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(b).

(c)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(c).

(1)

All calculations of percentage ownership in this Schedule 13D are based on 1,380,746 shares of Common Stock outstanding as of April 30, 2013, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, which was filed by Daily Journal with the Securities and Exchange Commission on May 14, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2013

JOHN P. GUERIN

/S/ John P. Guerin